December 29, 2010

VIA EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:           rVue Holdings, Inc.
Form 10-K for the Year ended January 31, 2010
Filed March 11, 2010

Form 8-K
Filed May 19, 2010, as amended
File No. 333-158117

Form 10-Q for the quarter ended September 30, 2010
Filed November 12, 2010, as amended

Dear Mr. Spirgel:

We are securities co-counsel to rVue Holdings, Inc. (the “Company”).  We hereby respond to the staff’s comment letter dated December 22, 2010 with respect to the above-referenced filings and reports.

For the convenience of the staff, we have reproduced each of the staff’s comments below and provide our response in the immediately following paragraph.

Form 8-K filed on May 19, 2010

Description of Our Business, page seven

1.
We note your responses to comments one and three from our letter dated December 10, 2010 that you do not believe there is any discrepancy between the recorded revenue and the stated disclosures which requires further amendment and that you do not believe that the company’s current or future business to be substantially derived from any contracts or on the contracts in the aggregate.

Larry Spirgel
December 9, 2010

However, comment one was directed at the apparent discrepancy between your disclosure and the agreements attached as exhibits (setting forth fixed monthly baseline payments through December 31, 2010 which are higher than the revenues disclosed in the company’s filings).  Comment three requested the basis of your belief in continuing revenues from the activities set forth in agreements (which, per their terms, are set to terminate on December 31, 2010).  We additionally note that you disclose on page 11 the revenues associated with these contract services comprise the majority of revenues currently generated by the company.

Please tell us the basis for the company’s belief that it will continue to recognize revenues through September 30, 2011 and why the stated payments under the governing agreements materially differ from those recognized by the company for the nine months ended September 30, 2010.

We and our client understand your comment “one” referred to above, was directed at the staffs view that an inconsistency between agreements and facts disclosed warranted adding to the disclosure in the filings the amounts set forth in the agreements and highlighting the staff’s view that there is a discrepancy.  Our client’s response was intentional, noting that there is no discrepancy between revenues and reporting in the filings.  Our client respectfully disagrees that the filings should refer to higher contract levels inasmuch as the company and the clients have consensually agreed to the present actual amounts through dialogue, and had not amended any prior written agreements as of the date of the reports filed.

The staff fails to accept, apparently, that in the normal course of business dealings the company’s clients may routinely ask for and receive adjustments or services at variance with contractual terms.  Repeatedly issuing a comment does not render the company’s response inaccurate nor would a company be required to “make up” facts and insert erroneous, wrong or misleading disclosure to satisfy a comment that is inappropriate or ill conceived.  As stated previously, the client believes that it is not required to lead investors to a conclusion that the contract has been violated or breached by its customer, or that there should be expected on a go forward basis, a higher level of sales volume and activity, which is what we and our client believe would be the result of the inclusion of additional disclosures we surmise the staff seeks.

We have been informed by our client for the kinds of services involved, service requests are made periodically for content or services and is normal business practice in their industry, and in general.  The company utilizes its assets acquired from Argo consisting of monitoring (in the case of Accenture) computers and technology and production, editing and installation service facilities (in the case of Mattress Firm) to perform these services, as Argo had since 2005.  The company has retained access to services of professionals who provide skills and continue to serve the company as they had Argo.  Our client believes that rVue will continue to have the opportunity to perform these kinds of services for these (and possibly other) clients indefinitely, under contract, on a per diem or request basis.  Our client believes that after expiration of any contracts, if that were to occur without renewal, the nature of the services would continue on a month to month or order basis.

Larry Spirgel
December 9, 2010

With regard to any contract for these kinds of services, such contracts include many important but standard terms unrelated to payment or projected services levels.  For example content review and delivery appear in the original agreement with Accenture dated November 15, 2005 as do intellectual property ownership representations and confidentiality regarding this outsourced service provider.  Services continue to be performed by rVue under the original Argo relationship often are accompanied with purchase orders, work orders or insertion orders that reference the  standard terms and conditions of the contracts cited by the staff.  As noted previously, these contracts are considered by our client to be routine and the kind that normally are attendant to the industry and services provided.  Such contracts as ordinarily accompany the kind of business conducted by a filer are by definition not required to be filed.  In accordance with Paragraph (10) of Item 601 of Regulation S-K such contracts are not considered material, and are not required to be filed as Exhibits.

Our client’s philosophy is to adhere to a policy of accommodating client needs where possible which may be the same as, exceed, or are less than the terms provided for in a contract as, when and if purchase orders, insertion orders or work orders are received (see immediately preceding paragraph).  The level and frequency of work is determined by a client and are often, our client believes, subject to factors such as the economy, client budgetary constraints and similar factors.  Our client’s view is this is a normal routine give and take and adjustments of this nature are consistent with the course of dealings that normally accompany relationships with customers and our client believes that it is in its best interest to work with its clients to satisfy such factors.  Our client confirms that the amounts currently paid for services have been agreed.

Our previous response to the staff’s comments No 1 and 3 noted that we believe that there is no discrepancy, despite the characterization by the staff and the staff’s implicit suggestion that the present disclosure would somehow mislead an investor unless it was supplemented in a manner that highlights an expected level of higher services than is in fact being received by the company.  Conservatism suggests and good disclosure requires that our client not project a higher level and in fact our client elects to rely on its historically realized levels of activity in reporting.

Larry Spirgel
December 9, 2010

The staff has been opaque in just what disclosure it believes is warranted or precisely where the company has failed in disclosing the contract implications other than to reference a dollar amount discrepancy between realized revenue and contractual installment amounts.  We can only surmise that the staff may view there to be a disclosable breach of a contractual relationship that the company should assert against its clients, through demands or litigation. If this is the case, the staff has not made this clear.  However, if the staff were to issue such a comment, our client’s response would be that there is no breach of any contract in the company’s view and that it is for the company, not the SEC, to determine when there are rights or remedies that could or should be brought against a customer.  As noted above, the company believes that any discrepancy is with the full knowledge and agreement with the company.  Our client does not believe its clients have failed to meet any of their material obligations and requiring the company to take a contrary position against its clients in its SEC filings or in court is outside the realm of the staff’s expertise and experience.

The staff appears as well to harbor doubts as to the company’s statements regarding its ability to continue to generate revenues.  Our client’s continued course of dealings and belief that they have provided services consistent with their client’s expectations is the reason that they believe that they will continue to perform services for these clients.  Both vendors have experienced effects of the recession and have adjusted their requested payments with our client.  Our client values the relationship with these clients and made an election to continue to perform services as requested and not insisted on minimum payment levels nor terminated their relationship with these clients.  We believe the staff must accept the company’s views rather than its own that this is a reasonable business accommodation to valued customers that have represented a meaningful amount of our client’s revenues from continuing operations.  Thus disclosure of revenue levels, not contract levels, is the necessary disclosure and that any other disclosure elements would be false and misleading if imposed by the staff contrary to the company’s views.

The staff has requested the basis for our client’s belief that it will continue to recognize revenue through September 30, 2011.  The basis is our client’s and its predecessor’s longstanding relationship dating to 2005, the continued access to assets and personnel to perform these services, and multiple prior amendments and extensions of the Agreements.  As evidence that their expectations for continuing business with clients is reasonable beyond December 31, 2010, our client informs the staff that it recently amended its contract with Accenture (Amendment No. 6) to replace the company as contracting party for Argo and extended the contractual arrangements to December 31, 2011.

Larry Spirgel
December 9, 2010

We continue to believe that the disclosures which are presently provided emphasizing the importance of the revenue recognized from continued services and relationships rather than departure from contractually projected benchmark amounts is appropriate and that our client’s disclosure is complete.  Accordingly, no further amendment has been made in response to comment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

2.
We reissue comment four from our letter dated December 10, 2010.  We note your response that you do not believe further amendment is warranted because disclosure of future sources of revenues after September 30, 2010 is not required.

Item 303(A)(3)(ii) of Regulation S-K requires disclosure of any known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  As noted previously, network and administrative services’ revenue remains the dominant contributor to the company’s overall revenues and the contracts for the majority of such revenues are set to expire on December 31, 2010.

Please revise this section and your Form 10-Q for the period ending September 30, 2010 to provide robust disclosure about your network and administrative services’ revenues.  Please revise to discuss in greater detail when your revenues in the network and administrative services segment are expected to stop.  Please revise to clarify why you have not generated any significant revenues from transaction fees, which would appear to be the main focus of your business.  Please also include a robust discussion of the prospects for your business over the next quarter and for the next 12 months.

We note the staff has reissued comment no 4 from the letter dated December 10, 2010.  Comment No 2 has 2 parts, the first focusing on the staff’s doubts that the company will continue to maintain any network and administrative services business – because the staff places unjustifiable reliance on the present contract termination dates of certain contracts and ignores the company’s views that such business is a result of longstanding relations and services provided by the company and its predecessor.

We note that our client does not believe that there are any known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations for network and administrative services.  This view is held despite the termination date of various contracts cited by the staff.  Our client believes its network and administrative services revenues will remain relatively constant in amount.  The staff incorrectly asserts that revenues from these sources is set to expire on December 31, 2010 and has no basis for such assertion.  The Accenture contract has been renewed through December 31, 2011 and the other services are expected to be continued regardless of any contract extensions for an indefinite period.  The staff statement “Please revise to discuss in greater detail when your revenues in the network and administrative services segment are expected to stop” has no basis.  Since our client does not agree with the staff’s view that these revenues will stop, and the staff has no basis for saying so superior to the company’s own views, we request the staff consider this comment resolved.  The company has succeeded to the assets and equipment of Argo as well as related personnel utilized to perform such services and fully intends to continue to perform such services for an unknown future period.

Larry Spirgel
December 9, 2010

The second part of comment No 2 references the company’s hoped for developments in generating transaction fee revenue from assets acquired from Argo.

The staff asked for a “robust” discussion of the prospects for the business over the next 12 months.  Our client is not able to do so other than to identify its expected continuing revenues from existing sources as this is a transitional period and its transaction fee model business is evolving.  Its strategy, targeted clients and parties with which it intends to negotiate or secure new business remain highly confidential.  As noted previously and throughout the company’s filings, the company has shifted its business model to seek to capitalize on certain technology and capabilities acquired from Argo that it intends to use to pursue transaction fee revenues.  The company intends to apply the proceeds of over $3 million of new capital raised in the second and fourth quarters of 2010 in pursuit of such transaction fee business.  However, this is a new business model, untested, requiring acceptance by third parties such as advertisers and networks.  The potential contemplated and known as at September 30, 2010 have all been disclosed.  The company’s primary activities have been pursuing capital to permit it to undertake the business development and marketing activities needed.  The launch of the new business and its nature are evolving.  The company does not publish its internal plans, forecasts or projections which are confidential and would damage its ability to compete and pursue its business.  Accordingly, the company has not amended its Form 10Q to provide plans, projections or prospects as yet unknown for the transaction fee-type revenues and is not required to develop such plans, disclose confidential internal deliberations or information or speculate purely to resolve a staff comment.  Consideration will be given to inclusion of additional Item 303(A)(3)(ii) type disclosure, when such exist, in future filings, as suggested by the staff.

Larry Spirgel
December 9, 2010

We believe and request your concurrence that the foregoing fully responds to the staff’s comments contained in the letter dated December 22, 2010 and prior letters.  Should you not be in agreement we request a telephone conference with yourself and the chief counsel’s office regarding the comments as soon as possible in order to conclude this matter.  If you have any questions please do not hesitate to contact the undersigned at 212-981-6766 (direct).

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

cc:           John Zitko, Esq. (SEC)
David Loppert, CFO, rVue Holdings, Inc.